SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)

                        AMENDMENT NO. 1

                      R F Industries, LTD.

                      (NAME OF ISSUER)

            Common Stock, par value $.01 per share

                (TITLE OF CLASS OF SECURITIES)

                           749552105

                        (CUSIP NUMBER)

                         Paul D. Sonkin
                 Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
               153 East 53rd Street, 55th Floor
                 New York, New York 10022
                        212 521-0975

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                      January 16, 2004

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 4 pages)

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CUSIP No. 749552105              13D/A           Page 2 of 4 Pages
-------------------                            -----------------


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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  133,050
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     133,050
 REPORTING
              ------------------------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  133,050
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   4.99%%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 4 pages)

-------------------
CUSIP No. 749552105            13D/A             Page 3 of 4 Pages
-------------------

AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated January 20, 2004, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on September 12, 2003 (the "Schedule 13D"), relating to the common stock (the "Common Stock") of R F Industries, LTD., a Nevada corporation.

Items 3 and 5 of the Schedule 13D/A are hereby amended and restated in their entirety, as follows:

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of January 20, 2004, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $277,107 and $88,908, respectively, in the Shares of the Issuer using their respective working capital.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 133,050 Shares representing approximately 4.99% of the outstanding shares of the Issuer (based upon 2,679,468 shares outstanding as of September 10, 2003, as reported on the latest Definitive Schedule 10-QSB of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 133,050 shares representing approximately 4.99% of the outstanding shares of the Issuer (based upon 2,679,468 shares outstanding as of September 10, 2003, as reported on the latest Definitive Schedule 10-QSB of the Issuer). Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares.

                          (Page 3 of 4 pages)

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CUSIP No. 749552105            13D/A             Page 4 of 4 Pages
-------------------

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
12/17/03	open market sale		 1,700	    6.041
12/24/03	open market sale		12,000	    6.630
12/30/03	open market sale		 2,000	    7.690
1/16/04		open market sale		 3,000	    7.206




         Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
12/17/03	open market sale	        1,400       6.041
12/24/03	open market sale                6,400       6.630
12/30/03	open market sale                1,000       7.690




         (d) Inapplicable.

         (e) Inapplicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 2004
HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member